SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions	(i) Receipt of an award under the Prudential Long Term Incentive Plan to vest in May 2023 subject to the achievement of performance criteria
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 10.85	423,594
d)	Aggregated information - Aggregated volume - Price	423,594 GBP 10.85
e)	Date of the transactions	2020-05-15
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark FitzPatrick
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer and Chief Operating Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions	(i) Receipt of an award under the Prudential Long Term Incentive Plan to vest in May 2023 subject to the achievement of performance criteria
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 10.85	175,115
d)	Aggregated information - Aggregated volume - Price	175,115 GBP 10.85
e)	Date of the transactions	2020-05-15
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions	(i) Receipt of an award under the Prudential Long Term Incentive Plan to vest in May 2023 subject to the achievement of performance criteria
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 10.85	177,562
d)	Aggregated information - Aggregated volume - Price	177,562 GBP 10.85
e)	Date of the transactions	2020-05-15
f)	Place of the transactions	London Stock Exchange

Additional information
The Prudential Long Term Incentive Plan share awards granted on 15 May 2020 were made under the revised Directors' Remuneration Policy approved at Prudential's Annual General Meeting on 14 May 2020. The value of the awards is based on arrangements refered to in the Update on Executive Director Remuneration announcement published on 9 April 2020.

The Board's Remuneration Committee may reduce the vesting level of the awards in 2023 to ensure PDMRs do not benefit from windfall gains. The committee will consider Prudential's stretching performance targets; the share prices of Prudential and its peers; the prices of the indices on which Prudential is listed; and any other factors deemed relevant. These share awards are subject to a further two-year holding period which cannot be charged, pledged, transferred or otherwise encumbered.

The awards granted to Mike Wells, Mark FitzPatrick and James Turner refered to in the Director/PDMR Shareholding announcement on 9 April 2020 relate to the deferred portion of their 2019 Annual Incentive Plan bonus.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 May 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary